

June 28, 2011

Via Facsimile
Harold F. Schultz
Chief Executive Officer
Vault America, Inc.
319 Prominence Heights SW
Calgary, Alberta T3H 2Z6

> **Re:** **Vault America, Inc.**
> **Form 10-K/A for the fiscal year ended October 31, 2010**
> **Filed April 29, 2011**
> **Form 10-K for the fiscal year ended October 31, 2010**
> **Filed December 23, 2010**
> **File No. 333-74928**

Dear Mr. Schultz:

We have reviewed your letter dated June 2, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 15, 2011.

Form 10-K/A for the fiscal year ended October 31, 2010

Item 9a. Controls and Procedures, page 9

1. We note your revised disclosures in response to prior comment 1 that indicate your principal executive and principal financial officers concluded that you maintained effective disclosure controls and procedures as of October 31, 2010. We further note from your revised disclosures that you added management's conclusion that your internal controls over financial reporting were not effective as of October 31, 2010. Since your original Form 10-K did not contain the proper disclosures regarding these controls, it

would appear that your disclosure controls and procedures were also not effective. Please revise accordingly.

You may contact Morgan Youngwood at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief